Filed Pursuant to Rule 433

Registration No. 333-210556

Free Writing Prospectus dated March 8, 2017

PRICING TERM SHEET

Issuer:	DTE Energy Company
Security:	2017 Series A 3.80% Senior Notes due 2027 (the “Notes”)
Legal Format:	SEC Registered
Principal Amount:	$500,000,000
Maturity Date:	March 15, 2027
Interest Payment Dates:	March 15 and September 15 commencing September 15, 2017
Benchmark Treasury:	2.250% due February 15, 2027
Benchmark Treasury Price/Yield:	97-11+/2.552%
Spread to Benchmark Treasury:	+128 basis points
Yield to Maturity:	3.832%
Coupon:	3.80%
Price to Public:	99.736%
Optional Redemption:	Prior to December 15, 2026 (the “Par Call Date”), the Notes will be redeemable in whole at any time or in part from time to time, at a redemption price equal to the greater of (i) 100% of the principal amount of the Notes being redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal and interest that would be due if the Notes matured on the Par Call Date discounted on a semi-annual basis at the Adjusted Treasury Rate, plus 20 basis points; plus in either case, accrued and unpaid interest to the redemption date. On or after the Par Call Date, the Notes will be redeemable at a redemption price equal to 100% of the principal amount of Notes being redeemed, plus accrued and unpaid interest to the redemption date.
Trade Date:	March 8, 2017
Settlement Date:	T+5; March 15, 2017
CUSIP / ISIN:	233331 AZ0/US233331AZ06
Denominations:	$2,000 and integral multiples of $1,000 in excess thereof
Anticipated Ratings*: (Moody’s/S&P/Fitch)	Baa1 (Stable) / BBB (Stable) / BBB+ (Negative)
Joint Book-Running Managers:	Barclays Capital Inc.
BNP Paribas Securities Corp.
Citigroup Global Markets Inc.
J.P. Morgan Securities LLC
Scotia Capital (USA) Inc.

Co-Managers:	Comerica Securities, Inc.
Fifth Third Securities, Inc.
SunTrust Robinson Humphrey, Inc.
U.S. Bancorp Investments, Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll-free at 1-888-603-5847, BNP Paribas Securities Corp. toll free at 1-800-854-5674, Citigroup Global Markets Inc. toll-free at 1-800-831-9146, J.P. Morgan Securities LLC collect at 1-212-834-4533 or Scotia Capital (USA) Inc. toll-free at 1-800-372-3930.

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